

13003198

UNITED STATES
TIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

MANUAL SIGNATURE

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended .... December 31, 2012

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from .... ________________
to .... ________________

Commission File Number 001-16429

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

BALDOR ELECTRIC COMPANY
EMPLOYEES' PROFIT SHARING AND SAVINGS PLAN
c/o Baldor Benefits Advisory Committee
5711 R. S. Boreham, Jr Street
Fort Smith, Arkansas 72901

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

ABB Ltd
PO Box 1831
Affolternstrasse 44, CH-8050
Zurich, Switzerland


13003198

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended .... December 31, 2012

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from .... ________________
to .... ________________

Commission File Number 001-16429

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

BALDOR ELECTRIC COMPANY
EMPLOYEES' PROFIT SHARING AND SAVINGS PLAN
c/o Baldor Benefits Advisory Committee
5711 R. S. Boreham, Jr Street
Fort Smith, Arkansas 72901

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

ABB Ltd
PO Box 1831
Affolternstrasse 44, CH-8050
Zurich, Switzerland

REQUIRED INFORMATION

Item 4.

The Baldor Electric Company Employees' Profit Sharing and Savings Plan (the "Plan") is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements of the Plan for the years ended December 31, 2012 and 2011, which have been prepared in accordance with the financial reporting requirements of ERISA, are filed as part of this report.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Baldor Electric Company Benefits Advisory Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

BALDOR ELECTRIC COMPANY
EMPLOYEES' PROFIT SHARING AND SAVINGS PLAN

Date: June 27, 2013   By: 

Ron E. Tucker
Member, Benefits Advisory Committee

INDEX OF EXHIBITS

Exhibit No.	Description
23.1	Consent of Independent Registered Public Accounting Firm filed herewith

BKD LLP
CPAs & Advisors

5000 Rogers Avenue, Suite 700
Fort Smith, AR 72903-2079
479.452.1040 Fax 479.452.5542 www.bkd.com

Exhibit: 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement on Form S-8 (Registration No. 333-179472) pertaining to the Baldor Electric Company Employees' Profit Sharing and Savings Plan of our report dated June 28, 2013, on our audits of the statements of net assets available for benefits of the Baldor Electric Company Employees' Profit Sharing and Savings Plan as of December 31, 2012 and 2011, and the related statements of changes in net assets available for benefits for the years ended December 31, 2012 and 2011, and the related supplemental schedule, which report appears in the December 31, 2012 annual report on Form 11-K of the Baldor Electric Company Employees' Profit Sharing and Savings Plan.

BKD, LLP

Fort Smith, Arkansas
June 28, 2013

Baldor Electric Company Employees' Profit Sharing and Savings Plan

EIN 43-0168840 PN 001

Report of Independent Registered Public Accounting Firm and Financial Statements

December 31, 2012 and 2011


BKD LLP
CPAs & Advisors

Baldor Electric Company Employees' Profit Sharing and Savings Plan

December 31, 2012 and 2011

Contents

BKD LLP
CPAs & Advisors

5000 Rogers Avenue, Suite 700
Fort Smith, AR 72903-2079
479.452.1040 Fax 479.452.5542 www.bkd.com

Report of Independent Registered Public Accounting Firm

Benefits Advisory Board
Baldor Electric Company Employees'
Profit Sharing and Savings Plan
Fort Smith, Arkansas

We have audited the accompanying statements of net assets available for benefits of Baldor Electric Company Employees' Profit Sharing and Savings Plan as of December 31, 2012 and 2011, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing auditing procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. Our audits also included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Baldor Electric Company Employees' Profit Sharing and Savings Plan as of December 31, 2012 and 2011, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplementary information as listed in the table of contents is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan's management. Such information has been subjected to the auditing procedures applied in the audit of the basic 2012 financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the 2012 financial statements taken as a whole.

BKD, LLP

Fort Smith, Arkansas
June 28, 2013
Federal Employer Identification Number: 44-0160260

Baldor Electric Company Employees' Profit Sharing and Savings Plan

Statements of Net Assets Available for Benefits

December 31, 2012 and 2011

Assets

	2012	2011
Investments, At Fair Value		
ABB Ltd common stock	$ 2,379,615	$ -
Collective trusts	176,192,685	191,196,966
Mutual funds	295,288,175	229,641,126
Total investments, at fair value	473,860,475	420,838,092
Receivables		
Notes receivable from participants	21,910,605	19,115,242
Employer's contribution	33,535,196	29,611,909
Total receivables	55,445,801	48,727,151
Total assets	529,306,276	469,565,243

Liabilities

	2012	2011
Refundable excess contributions	249,170	150,280
Total liabilities	249,170	150,280
Net Assets Available for Benefits At Fair Value	529,057,106	469,414,963
Adjustments from fair value to contract value for interest in collective trusts relative to fully benefit responsive investment contracts	(6,452,039)	(5,085,164)
Net Assets Available for Benefits	$ 522,605,067	$ 464,329,799

Baldor Electric Company Employees' Profit Sharing and Savings Plan

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31, 2012 and 2011

	2012	2011
Investment Income		
Net appreciation (depreciation) in fair value of investments	$ 28,214,145	$ (8,495,396)
Dividends	12,617,274	10,455,525
Net investment income	40,831,419	1,960,129
Interest Income on Notes Receivable from Participants	874,721	814,074
Contributions		
Employer	36,070,111	32,638,652
Participants	18,474,285	17,280,342
	54,544,396	49,918,994
Total additions	96,250,536	52,693,197
Deductions		
Benefits paid directly to participants	37,230,585	48,406,013
Administrative expenses	744,683	951,357
Total deductions	37,975,268	49,357,370
Net Increase	58,275,268	3,335,827
Net Assets Available for Benefits, Beginning of Year	464,329,799	460,993,972
Net Assets Available for Benefits, End of Year	$ 522,605,067	$ 464,329,799

Note 1: Description of the Plan

The following description of the Baldor Electric Company Employees' Profit Sharing and Savings Plan (Plan) provides only general information. Participants should refer to the Plan document and *Summary Plan Description* for a more complete description of the Plan's provisions, which are available from the Plan Administrator.

General

The Plan is a defined contribution plan sponsored by Baldor Electric Company (the Company), a wholly-owned subsidiary of ABB, Ltd (ABB), for the benefit of its employees. All employees are eligible to participate in the savings plan; employees with at least two continuous years of service are eligible to receive profit sharing benefits. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Merrill Lynch Trust Company FSB is the trustee and Bank of America, N.A. serves as the custodian of the Plan.

Contributions

The Plan permits eligible employees, through a salary deferral election, to have the Company make annual contributions of up to 50% of eligible compensation. The employee can elect a certain percentage of salary to be withheld before-tax and a portion to be withheld after-tax, which together shall be referred to as the Employee Contributions. Employee rollover contributions are also permitted. The Company makes matching contributions of 25% of the employees' salary deferral amounts on the first 6% of the employees' compensation. The Company also makes profit sharing contributions, which are discretionary as determined by the Company's Benefit Advisory Board. Contributions are subject to certain limitations.

Beginning in May 2012, the Plan includes an automatic deferral feature whereby a newly eligible participant is treated as electing to defer 3% percent of eligible compensation unless the participant made an affirmative election otherwise. The automatic deferral feature also provides for a 1% annual increase in the percentage deferred and is ultimately capped at 6%. Previous to May 2012, the automatic deferral feature for newly eligible participants was 2% of eligible compensation unless the participant made an affirmative election otherwise with no automatic annual deferral increase.

Participant Investment Account Options

Investment account options available include various funds. Each participant has the option of directing their contributions into any of the separate investment accounts and may change the allocation daily.

Participant Accounts

Each participant's account is credited with the participant's contribution, the Company's contribution and plan earnings and is charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefits to which a participant is entitled are the benefits that can be provided for the participant's vested account.

Vesting

Participants are immediately vested in their voluntary contributions as well as any Company match or profit sharing contributions made plus earnings thereon.

Payment of Benefits

Upon termination of service, an employee may elect to receive either a lump-sum amount, a payment in the form of an annuity contract, or a combination of a lump sum payment and an annuity. At December 31, 2012 and 2011, plan assets include $135,766 and $31,620, respectively, allocated to accounts of terminated or retired participants who have elected to withdraw from the Plan but have not yet been paid.

Participant Loans

The Plan document includes provisions authorizing loans from the Plan to participants. Loans are made to any eligible participant. The minimum amount of a loan shall be $500. The maximum amount of a participant's loans is determined by the available loan balance restricted to the lesser of $50,000 or 50% of the participant's vested account balance. All loans are repayable over a period not to exceed five years (except for loans for the purchase of a principal residence) through payroll withholdings unless the participant is paying the loan in full. Interest on the notes receivable is based on the prime rate plus one percent as determined by the plan administrator.

Plan Termination

Although it has not expressed an intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.

Note 2: Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting.

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts, because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. (The Plan invests in investment contracts through a collective trust.) The Statement of Net Assets Available for Benefits presents the fair value of the investment in the collective trust, as well as the adjustment of the investment in the collective trust from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets and changes in net assets available for benefits, disclosure of contingent assets and liabilities and the actuarial present value of accumulated plan benefits at the date of the financial statements. Actual results could differ from those estimates.

Valuation of Investments and Income Recognition

Quoted market prices, if available, are used to value investments. Common stocks are valued at the closing price reported on the active market on which the individual securities are traded. Mutual funds are valued at the net asset value (NAV) of shares held by the Plan at year end.

The Plan's interest in the collective trusts is valued based on information reported by the investment advisor using the audited financial statements of the collective trusts at year end.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan's gains and losses on investments bought and sold as well as held during the year.

Notes Receivable from Participants

Notes receivable from participants are reported at amortized principal balance plus accrued but unpaid interest. Notes receivable are placed on a nonaccrual status when collection of principal or interest is considered doubtful. Delinquent participant loans are reclassified as distributions based upon the terms of the plan document. Delinquent notes receivable are charged off when the participant is entitled to an immediate distribution of the portion of their account balance which will be offset.

Plan Tax Status

The Plan obtained its latest determination letter on January 3, 2012, in which the Internal Revenue Service stated that the Plan and related trust, as then designed, were in compliance with the applicable requirements of the Internal Revenue Code and therefore not subject to tax. The Plan has been amended since receiving the determination letter. However, the plan administrator believes that the Plan and the related trust are currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.

With a few exceptions, the Plan is no longer subject to U.S. federal, state and local or non-U.S. income tax examinations by tax authorities for years before 2009.

Payment of Benefits

Benefits payments to participants are recorded upon distribution.

Administrative Expenses

Administrative expenses may be paid by the Company or the Plan, at the Company's discretion.

Note 3: Investments

The Plan's investments are held by Bank of America, N.A. The fair value of the Plan's investments at the end of the year is as follows:

	2012	2011
Investments at Fair Value		
ABB Ltd common stock	$ 2,379,615	$ -
Collective trusts	176,192,685	191,196,966
Mutual funds	295,288,175	229,641,126
	$ 473,860,475	$ 420,838,092

The Plan's investments (including bought, sold and held during the year) appreciated (depreciated) as follows:

	2012	2011
ABB Ltd common stock	$ 348,970	$ 1,282,882
Collective Trusts	2,646,171	405,868
Mutual Funds	25,219,004	(10,184,146)
	$ 28,214,145	$ (8,495,396)

The fair value of individual investments that represented 5% of more of the Plan's net assets available for benefits were as follows:

	2012	2011
INVESCO Stable Value Collective Trust	$ 176,192,685	$ 167,479,449
American Balanced Fund	138,507,478	119,204,423
Merrill Lynch Equity Index Collective Trust	-	23,717,517
	$ 314,700,163	$ 310,401,389

Dividends realized on the Plan's investments for the years ended December 31, 2012 and 2011, were $12,617,274 and $10,455,525, respectively.

Note 4: Party-in-Interest Transactions

Party-in-interest transactions include those with fiduciaries or employees of the Plan, any person who provides services to the Plan, an employer whose employees are covered by the Plan, an employee organization whose members are covered by the Plan, a person who owns 50 percent or more of such an employer or employee association, or relatives of such persons.

The Plan paid $235,718 and $215,277 of recordkeeping fees to Merrill Lynch during 2012 and 2011, respectively. The Plan paid $158,898 and $169,670 of consulting fees to Pension Consultants, Inc. during 2012 and 2011, respectively. Individually nonmaterial expenses paid to parties-in-interest aggregated $350,067 and $566,410 for 2012 and 2011, respectively. The Company provides certain administrative services at no cost to the Plan.

Note 5: Disclosures About Fair Value of Plan Assets and Liabilities

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurements must maximize the use of observable inputs and minimize the use of unobservable inputs. There is a hierarchy of three levels of inputs that may be used to measure fair value:

Level 1 Quoted prices in active markets for identical assets or liabilities

Level 2 Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities

Level 3 Unobservable inputs supported by little or no market activity and are significant to the fair value of the assets or liabilities.

Recurring Measurements

The following table presents the fair value measurements of assets recognized in the accompanying statements of net assets available for benefits measured at fair value on a recurring basis and the level within the fair value hierarchy in which the fair value measurements fall at December 31, 2012 and 2011:

		Fair Value Measurements Using		
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
December 31, 2012				
Mutual Funds:				
Balanced funds	$ 138,507,478	$ 138,507,478	$ -	$ -
Growth funds	121,017,853	121,017,853	-	-
Fixed income funds	35,762,844	35,762,844	-	-
Total mutual funds	295,288,175	295,288,175	-	-
Collective Trusts	176,192,685	-	176,192,685	-
ABB Ltd Common Stock	2,379,615	2,379,615	-	-
Total assets at fair value	$ 473,860,475	$ 297,667,790	$ 176,192,685	$ -

Baldor Electric Company Employees' Profit Sharing and Savings Plan

Notes to Financial Statements

December 31, 2012 and 2011

	Fair Value	Fair Value Measurements Using		
		Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
December 31, 2011				
Mutual Funds:				
Balanced funds	$ 119,204,424	$ 119,204,424	$ -	$ -
Growth funds	82,901,429	82,901,429	-	-
Fixed income funds	27,535,273	27,535,273	-	-
Total mutual funds	229,641,126	229,641,126	-	-
Collective Trusts	191,196,966	-	191,196,966	-
Total assets at fair value	$ 420,838,092	$ 229,641,126	$ 191,196,966	$ -

Following is a description of the valuation methodologies and inputs used for assets measured at fair value on a recurring basis and recognized in the accompanying statements of net assets available for benefits, as well as the general classification of such assets pursuant to the valuation hierarchy. There have been no significant changes in the valuation techniques during the year ended December 31, 2012. The Plan had no liabilities measured at fair value on a recurring basis. In addition, the Plan had no assets or liabilities measured at fair value on a nonrecurring basis.

Investments

Where quoted market prices are available in an active market, securities are classified within Level 1 of the valuation hierarchy.

If quoted market prices are not available, then fair values are estimated by using quoted prices of securities with similar characteristics or independent asset pricing services and pricing models, the inputs of which are market-based or independently sourced market parameters, including, but not limited to, yield curves, interest rates, volatilities, prepayments, defaults, cumulative loss projections and cash flows. Such securities are classified in Level 2 of the valuation hierarchy.

In certain cases where Level 1 or Level 2 inputs are not available, securities are classified within Level 3 of the hierarchy. There are no Level 3 investments.

Note 6: Reconciliation of Financial Statements to Form 5500 Information

The following is a reconciliation of net assets available for plan benefits per the financial statements for the year ending December 31, 2012 and 2011, to the Form 5500:

	2012	2011
Net assets available for benefits per financial statements	$ 522,605,067	$ 464,329,799
Add: Refundable excess contributions	249,170	150,280
Net assets available for benefits per Form 5500	$ 522,854,237	$ 464,480,079

The statement of changes in net assets available for benefits included in the Plan's Form 5500 filing also excludes the impact of adjustment from fair value to contract value for fully benefit-responsive investment contracts.

The following is a reconciliation of changes in net assets available for benefits per the financial statements for the years ending December 31, 2012 and 2011, to the Form 5500:

	2012	2011
Net increase in net assets available for benefits per the financial statements	$ 58,275,268	$ 3,335,827
Add: Refundable contributions payable	249,170	150,280
Less: Refundable contributions payable prior year	(150,280)	(101,183)
Less: Administrative expenses payable prior year	-	(56,667)
Net increase in assets available for benefits per Form 5500	$ 58,374,158	$ 3,328,257

Note 7: Significant Estimates and Concentrations

Current Economic Conditions

The current protracted economic decline continues to present employee benefit plans with difficult circumstances and challenges, which in some cases have resulted in large and unanticipated declines in the fair value of investments. The financial statements have been prepared using values and information currently available to the Plan.

Given the volatility of current economic conditions, the values of assets recorded in the financial statements could changes rapidly, resulting in material future adjustments in investment values that could negatively impact the Plan.

Note 8: Risk and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is a least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

Note 9: Stock Buyout

In January 2011, pursuant to a purchase agreement between ABB and Baldor Electric Company dated November 29, 2010, the Company was acquired by ABB. As of the purchase date, all shares of Baldor Electric Company common stock held by the Plan were sold to ABB for $63.50 per share. The proceeds for the sale were temporarily invested in the Blackrock Money Market Fund and were immediately available for investment transfer by Participants. Investments remaining in the Blackrock Money Market Fund on February 28, 2011, were transferred to the American Balanced Fund, the Plan's qualified default investment alternative, where they are subject to Participant directed investment transfers.

Baldor is currently operating as a wholly owned subsidiary of ABB. The Plan continues in its present form and continues to be sponsored by Baldor Electric Company.

Note 10: Subsequent Events

Automatic Deferral and Increase

The Plan's automatic deferral feature, whereby a new participant was treated as electing to defer 3% of eligible compensation unless the participant made an affirmative election otherwise, was increased to 6% during 2013.

Supplemental Schedule

Baldor Electric Company Employees' Profit Sharing and Savings Plan

EIN 43-0168840 PN 001

Form 5500, Schedule H, Line 4i, Schedule of Assets (Held at End of Year)

December 31, 2012

Identity of Issuer	Description of Investment	Number of Shares Held	Current Value
Mutual Funds			
DWS	Equity 500 Index - BTIIX	158,761	$ 25,633,579
American Funds	American Balanced – ABALX	6,786,255	138,507,478
American Funds	Europacific Growth Fund - AEPGX	560,659	23,059,896
American Century	American Century Small Cap. Value - ACVIX	1,891,015	16,168,182
Columbia	Columbia Acorn – ACRNX	646,082	19,673,197
American Century	Growth Fund – TWGIX	768,228	20,857,397
INVESCO Van Kampen	Growth and Income Fund - ACGQX	745,496	15,625,602
Franklin	U.S. Govt. Securities Fund - FUSAX	560,435	3,822,167
T. Rowe Price	T. Rowe Price New Income - PRCIX	1,007,579	9,924,651
PIMCO	Total Return Fund – PTRAX	1,958,721	22,016,026
Total Mutual Funds			295,288,175
Collective Trusts			
INVESCO	Stable Value Trust Fund	169,713,831	176,192,685
Common Stock			
*ABB, Ltd	Company Common Stock	114,460	2,379,615
*** Participant Loans**	Various loans with interest rates of 4.25% to 10.5		21,910,605
Total Assets Held for Investment			$ 495,771,080

*Denotes a party-in-interest to the Plan